Exhibit 99.12

In accordance with Listing Rule 9.6.7R, Cable and Wireless plc ("the Company") announces that it was notified on 24 October 2005 that as at 13 October, pursuant to section 198 to 202 of the Companies Act 1985, Barclays PLC held solely for investment purposes in aggregate 74,945,910 Ordinary Shares of 25 pence each in the issued Ordinary Share capital of the Company.

These holdings represent 3.12% per cent of the issued Ordinary Share capital of the Company.